Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HomeStreet, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-173980 on Form S-1of HomeStreet, Inc and subsidiaries (the Company) of our report dated March 29, 2012, with respect to the consolidated statements of financial condition of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of the Company.

Our audit report dated March 29, 2012 refers to the Company’s election to carry mortgage servicing rights related to single family loans at fair value, and to carry single family residential mortgage loans held for sale using the fair value option.

(signed) KPMG LLP

Seattle, Washington March 29, 2012